Exhibit 99.2

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél. : + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tél. : + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tél. : + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél. : + 33 (0) 1 47 44 35 86

Damien STEFFAN

Tél. : + 33 (0) 1 41 35 32 24

Laetitia MACCIONI

Tél. : + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tél. : + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tél. : + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tél. : + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tél. : + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 944 195 400

Registered in Nanterre

RCS 542 051 180

www.total.com

UK: Total launches Edradour development and acquires a 60%

interest in Glenlivet

Paris, July 3, 2014 — Total, together with its partner DONG, has decided to launch the development of the Edradour gas field in the West of Shetland area, and has in addition acquired a 60% interest in the neighboring Glenlivet discovery. The tie backs of Edradour and Glenlivet to Laggan-Tormore are expected to add reserves of more than 65 million barrels of oil equivalent.

“With the upcoming start up of Laggan-Tormore, the sanction of Edradour and the entry into Glenlivet, Total is establishing a new strategic hub in the West of Shetland area” said Patrice de Vivies, Total’s Senior Vice President Exploration & Production, Northern Europe. “The sanction of Edradour also demonstrates our focus on cost discipline. The development was put on hold in 2013 due to significant cost increases following the tendering process, but subsequent negotiations with the contractors have reduced the costs to an acceptable level, allowing us to successfully launch the project.”

Total operates the Edradour discovery with a 75% interest together with its partner DONG E&P (UK) Limited (25%). Following Total’s entry into Glenlivet with a 60% interest, DONG will retain a 20% interest along with Faroe Petroleum (UK) Limited and First Oil Expro Limited, each holding a 10% interest. Total (80%, operator) and DONG (20%) are also partners in the Laggan-Tormore development.

Edradour and Glenlivet fields

The Edradour discovery is located in Block 206/4a, in approximately 300 meters of water, 75 kilometers northwest of the Shetlands. The development plan consists of the conversion of the discovery well into a production well and a 16 kilometer production pipeline tied back to the main Laggan-Tormore flowline. Edradour is expected to start up in the fourth quarter of 2017 and will reach a plateau of 17,000 barrels of oil equivalent per day (boe/d) with an estimated development cost of 340 million GBP.

The Glenlivet discovery is located in Block 214/30a, in approximately 435 meters of water, 90 kilometers northwest of the Shetlands. Total and the Glenlivet partners are studying the possibility of developing the reservoir with two wells and a 17 kilometer production pipeline tied back to the Edradour development. A decision by the Glenlivet partners regarding the development of the field is expected shortly.

+TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél. : + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tél. : + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tél. : + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél. : + 33 (0) 1 47 44 35 86

Damien STEFFAN

Tél. : + 33 (0) 1 41 35 32 24

Laetitia MACCIONI

Tél. : + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tél. : + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tél. : + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tél. : + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tél. : + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 944 195 400

Registered in Nanterre

RCS 542 051 180

www.total.com

Total Exploration & Production in the United Kingdom

Total has been present in the United Kingdom since 1962. The Group is one of the country’s leading oil and gas operators, with an equity production of 105,000 boe/d in 2013. More than 90% of Total’s production in the UK comes from several operated fields located in two major zones: the Alwyn/Dunbar area in the Northern North Sea and the Elgin-Franklin area in the Central Graben.

Current operated developments include the West Franklin Phase II project (40,000 boe/d capacity) and the Laggan-Tormore project (90,000 boe/d capacity) in the West of Shetland area. Both projects are scheduled to start up in 2014 and will result in Total becoming the largest oil and gas producer in UK by 2015.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 98,800 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com

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Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TOTAL S.A. — Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex — France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.